Exhibit 99.1

Lianluo Smart Announces Strategic Investment in Guardion Health Sciences

BEIJING, November 6, 2017 (PR Newswire) – Lianluo Smart Limited ("Lianluo Smart" or the "Company") (Nasdaq: LLIT), a smart service and products provider in China, today announced that the Company and related party Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”) together invested a total of $5 million in Guardion Health Sciences, Inc. (“GHS”), a San Diego-based leader company focused on ocular health technologies and products.

Pursuant to the Stock Purchase Agreement, Lianluo Smart purchased 1,304,348 shares of common stock of GHS at a price of $1.15 per share for a total investment of $1,500,000.20 and Digital Grid purchased 3,043,479 shares of common stock of GHS at a price of $1.15 per share for a total investment of $3,500,000.85. Lianluo Smart together with Digital Grid own 13% of GHS with the investment, which will help to accelerate the expansion of GHS’s wholly-owned subsidiary, VectorVision, and to fund the development of GHS’s additional products pipeline.

Mr. Ping Chen, Lianluo Smart’s CEO, stated, "We are excited to invest in GHS together with Digital Grid, an advanced ocular health technology and product provider, and we believe by partnering with GHS will open new perspectives for Lianluo Smart to continuously introducing advanced technology and products. We are looking forward to bringing world-class ophthalmic devices to our channel partners in China.”

About Guardion Health Sciences, Inc.

Guardion Health Sciences, Inc. is a specialty health sciences company that develops, formulates and distributes condition-specific medical foods with an initial medical food product that addresses a depleted macular protective pigment, a known risk factor for age-related macular degeneration (“AMD”), and a significant component of functional vision performance.  Guardion Health Sciences, Inc. has also developed a proprietary medical device, the MapcatSF®, which accurately measures the macular pigment density, therefore providing the only two-pronged evidence based protocol for the treatment of a depleted macular protective pigment.

About VectorVision®

VectorVision® specializes in the standardization of contrast sensitivity, glare sensitivity, low contrast acuity, and ETDRS acuity vision testing. Its patented standardization system provides the practitioner or researcher the ability to delineate very small changes in visual capability, either as compared to the population or from visit to visit. VectorVision®’s CSV-1000 device is considered the standard of care for clinical trials.

About Digital Grid (Hong Kong) Technology Co., Limited

A wholly-owned subsidiary of Hangzhou Lianluo Interactive Information Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (trading symbol: 002280), which is also the parent company and owns 64.18% of Lianluo Smart.

About Lianluo Smart Limited

Lianluo Smart Limited is a smart products provider, which develops, markets and sells medical wearable devices, intelligent smart devices and ecosystem platform in China. The medical wearable devices sector's major products are wearable sleep respiratory devices. It provides medical-grade detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of intelligent smart products both in domestic and international markets. More information may be found at www. lianluosmart.com.

COMPANY CONTACT:

Lianluo Smart Limited
Mary Li

Tel: +86 10-8860-9850

investor@lianluosmart.com

INVESTOR RELATIONS COUNSEL:

The Equity Group Inc.

Katherine Yao, Senior Associate

Tel: +86 10 6587 6435

kyao@equityny.com